Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S-4 File No.: 333-197406
Date: October 10, 2014

NEWS RELEASE

Contacts:

Fernando Vivanco	Jeff Warren
Public Relations	Investor Relations
+1-763-505-3780	+1-763-505-2696

FOR IMMEDIATE RELEASE

MEDTRONIC ANNOUNCES EXECUTIVE LEADERSHIP TEAM FOR COMBINED

ORGANIZATION UPON CLOSE OF COVIDIEN ACQUISITION

MINNEAPOLIS –– October 10, 2014 –– Medtronic (NYSE: MDT) today announced the executive team who will lead the combined organization following the close of its proposed acquisition of Covidien. The new company will be comprised of four major business groups and four geographic regions led by a new Executive Committee. Omar Ishrak will remain as chairman and chief executive officer of the new company, Medtronic plc.

“The planned acquisition of Covidien will greatly accelerate our joint vision to transform healthcare around the world, improving our ability to address the needs of more patients, in more ways, and in more places than ever before,” said Omar Ishrak, Medtronic chairman and CEO.

The four business groups of the new company will be led by the following group leaders: Mike Coyle, executive vice president and president of the Cardiac and Vascular Group (CVG), Hooman Hakami, executive vice president and president of the Diabetes Group, and Chris O’Connell, executive vice president and president of the Restorative Therapies Group (RTG). Bryan Hanson, currently group president, Covidien, will become executive vice president and president of the fourth major business group, a newly formed Covidien Group, upon close.

In addition to the new Covidien Group, the current Peripheral Vascular business from Covidien, including the Endovascular, Arterial and CVI businesses, will be integrated into the CVG’s Aortic and Peripheral Vascular business after the close of the transaction. Upon close, Covidien’s Neurovascular business will be integrated into the RTG as an independent business unit. More details regarding the specifics of these organizational changes will be announced over time.

The executive leadership team will also include a new regional structure intended to drive organizational effectiveness and focus necessary to achieve the company’s globalization objectives. Upon the close of the transaction, the new company will organize into four major regions:

•	Bob White will become senior vice president and president of Medtronic Asia Pacific, based in Singapore. This new region is comprised of Japan, India, Australia/New Zealand, Korea and Southeast Asia. White is currently president of Covidien’s Emerging Markets.

•	Mike Genau will become senior vice president and president of Medtronic’s Americas Region, including Canada, Latin America, and the United States. Genau is currently Medtronic’s U.S. Region leader overseeing the company’s Integrated Health Services business in the U.S.

•	Rob ten Hoedt will serve as executive vice president and president, of the Europe, Middle East, and Africa (EMEA) region. Ten Hoedt has been the leader for this region, including Canada, for the past five years and most recently led the creation of Medtronic’s Hospital Solutions business in Europe.

•	Chris Lee, president of Medtronic Greater China, will continue to lead the Greater China market as senior vice president and president, upon the close of the transaction.

The functions represented on the current Medtronic Executive Committee will not change and will continue to be led by the current Medtronic leaders after the transaction closes. The functional leaders include:

•	Gary Ellis, executive vice president and chief financial officer, who is responsible for finance, information technology and operations.

•	Rick Kuntz, M.D., senior vice president and chief scientific, clinical and regulatory officer.

•	Brad Lerman, senior vice president, general counsel, and corporate secretary.

•	Geoff Martha, senior vice president, chief integration officer, strategy and business development.

•	Stephen Oesterle, M.D., senior vice president for medicine and technology.

•	Luann Pendy, senior vice president, global quality.

•	Carol Surface, senior vice president and chief human resources officer.

•	Katie Szyman, senior vice president, channel strategies.

Until the close of the transaction, the respective companies will continue to operate under current leadership structures and as two separate companies.

“We have an exciting journey ahead as we bring together two great companies,” said Ishrak. “In the coming months, the new executive team will work together to assist the integration planning efforts, listening and learning from both companies, to build our combined strengths and craft our future plans as one company.”

ABOUT MEDTRONIC

Medtronic, Inc. (www.medtronic.com), headquartered in Minneapolis, is the global leader in medical technology –– alleviating pain, restoring health and extending life for millions of people around the world.

Any forward-looking statements are subject to risks and uncertainties such as those described in Medtronic’s periodic reports on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

Medtronic Holdings Limited, which will be renamed Medtronic plc (“New Medtronic”), has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to make available to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

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